FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	April, 2006
Commission File Number:	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X..... Form 40-F ..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated April 27, 2006, relating to Lafarge inaugurates a state-of-the-art cement plant in Mexico.

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, April 27 2006

LAFARGE INAUGURATES A STATE-OF-THE-ART CEMENT PLANT IN MEXICO

Lafarge announces that it is doubling its grey cement production capacity in Mexico with the inauguration of a state-of-the-art cement plant at Tula, near Mexico City. The new plant, which will be inaugurated today in the presence of the Mexican Minister for the Economy, represents a total investment of US$120 million for an annual production capacity of 600,000 tons.

This modern, low cost, strategically located plant reinforces Lafarge’s participation in the growth of the Mexican cement market. As one of the most competitive plants in the area, it should rapidly create value for the Group. As a first step, this investment should generate an EBITDA improvement greater than € 20M as soon as 2008.

Equipped with the latest technology and complying with the Group’s environmental standards, the plant will allow Lafarge to offer a range of superior quality products in grey cement to the local market. White cement will continue to be produced at the Group’s nearby cement works at Vito, where capacity has also recently been doubled with a significant improvement in product quality.

The construction of the state-of-the-art plant at Tula has been a success for the Group: the plant was delivered four months ahead of schedule, has beaten all the Group’s records in terms of safety and is already running at close to full capacity.

“I am particularly proud to inaugurate this new, state-of-the-art cement plant, exemplifying what Lafarge excels at: leading the way in innovation, technology, sustainable development and performance. We have been operating in Mexico since 1999, and have developed a sound knowledge of this growing market, our clients and their specific needs. The construction and the start-up of the plant have been a true success, in terms of efficiency, safety and industrial performance. We are now ready to deliver the benefits to our clients and our shareholders” said Bruno Lafont, Chief Executive Officer of Lafarge.

Note to Editors

•	Lafarge first entered the Mexican cement market in 1999 through its subsidiary Lafarge Cementos. In 2003 the Group announced the project to construct a new cement plant in Tula near to its existing plant in Vito. The Group is in the Mexican gypsum market via a joint-venture with Comex (Comercial de Pinturas Mexicanas), with the ongoing construction of a gypsum wallboard plant. The Group is also present in Mexico in roofing, through two joint ventures.

•	Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most

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Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings. Additional information is available on the web site at www.lafarge.com.

Contacts

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-11-26 yvon.brindamour@lafarge.com

Louisa Pearce-Smith: 33-1 44-34-18-18 louisa.pearce-smith@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Lucy Wadge : 33-1 44-34-19-47 lucy.wadge@lafarge.com

Statements made in this press release that are not historical facts, in particular with respect to the value creation and the EBITDA improvement expected from the investment, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 27, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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